UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

DSP GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-35256	94-2683643
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(IRS Employer Identification No.)

161 S. San Antonio Road, Suite 10, Los Altos, CA	94022
(Address of principal executive offices)	(Zip Code)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2015 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

As required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and the requirements of Form SD, a copy of the Conflict Minerals Report of DSP Group, Inc. (the “Company”) for reporting period January 1, 2015 to December 31, 2015 is provided as Exhibit 1.01 to this Form SD and is publicly available in the governance section of the investor relation page of the Company’s website at: http://ir.dspg.com/phoenix.zhtml?c=101665&p=irol-govhighlights. The information contained on the Company’s website is not incorporated by reference into this Form SD or the Conflict Minerals Report and should not be considered to be part of this Form SD or the Conflict Minerals Report.

As described in the above referenced Conflict Minerals Report, the products that the Company contracts to manufacture during 2015 contained a certain amount of tin, tantalum, tungsten and Gold (“3TG”) as part of the product functionality requirements.

Item 1.02 Exhibit

A copy of the Company's Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DSP GROUP, INC.
Date: May 31, 2016
	By:	/s/ Dror Levy
Dror Levy Chief Financial Officer and Secretary

3